Exhibit 12.1

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31
(dollars in millions)	2017	2016	2015	2014	2013
Pre-tax income from continuing operations in consolidated subsidiaries plus fixed charges*	$156.6	$251.1	$586.4	$384.8	$139.0
Fixed charges:
Interest expensed and capitalized	85.9	76.4	104.2	146.7	176.6
Appropriate portions of rentals	2.7	3.2	3.4	2.5	2.3
Total fixed charges	88.6	79.6	107.6	149.2	178.9
Pre-tax income required to pay preferred dividends	19.6	16.6	16.1	17.6	11.7
Total combined fixed charges and preferred dividends	$108.2	$96.2	$123.7	$166.8	$190.6
Ratio of earnings to fixed charges	1.8	3.2	5.4	2.6	—
Coverage deficiency**	n/a	n/a	n/a	n/a	39.9

Ratio of earnings to combined fixed charges and preferred dividends	1.4	2.6	4.7	2.3	—
Coverage deficiency**	n/a	n/a	n/a	n/a	$51.6

* Earnings used in computing the ratio of earnings to combined fixed charges and preferred dividends consists of income from continuing operations before income taxes, adjusted to exclude loss from equity method investees and fixed charges except for capitalized interest, and adjusted to include dividends received from equity method investees.

** For the period in which a coverage deficiency is presented, earnings were inadequate to cover fixed charges or combined fixed charges and preferred dividends by the amount of the deficiency.